

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
Darren West
Chief Financial Officer
Green Automotive Company
23 Corporate Place, Suite 150
Newport Beach, California 92660

> **Re:** **Green Automotive Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed May 20, 2013, As Amended July 10, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 0-54049**

Dear Mr. West:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012, and as Amended

Explanatory Note, page 1

1. We note you restated your audited financial statements for the years ended December 31, 2012 and 2011 to correct inaccuracies caused by incorrectly applying a 16.667% limitation to the conversion terms of your Series A Convertible Preferred Stock. In this regard, an Item 4.02 Form 8-K should have been filed within four business days of management's conclusion that the audited financial statements included in the Annual Report On Form 10-K for the year ended December 31, 2012, as originally filed on May 20, 2013, should no longer be relied upon. Please file the required Item 4.02 Form 8-K immediately.

Item 7. Management's Discussion and Analysis of Financial Condition and Operating Results, page 20

Results of Operations for the Years Ended December 31, 2012 and 2011, page 23

2. Please include disclosure indicating that the amounts for fiscal years ended December 31, 2012 and 2011 have been restated. In addition, provide a cross-reference to Note 14 to the audited financial statements.

Financial Statements

Consolidated Balance Sheets, page F-3

3. Your consolidated balance sheets indicate that there was no Series A Preferred Stock issued and outstanding at December 31, 2011. However, based on your consolidated statements of stockholders deficit, it appears that you had 500,000 shares of Series A Preferred Stock issued and outstanding at December 31, 2011. Please advise, and revise as appropriate.

Consolidated Statements of Operations, page F-4

4. It appears that you present the change in fair value of your derivative liability as a loss on settlement of debt. Please clarify and revise as appropriate.

5. Please reclassify your consolidated statement of operations to present the gain or (loss) on disposal of equipment as well as the impairment of long lived assets as part of the Loss before other expenses. For guidance, refer to ASC 360-10-45-5 and footnote 68 of SAB Topic 13(B).

6. On page 23, you indicate that general and administrative expenses include approximately $3.3 million of stock based compensation expense. In this regard, please consider presenting stock based compensation expense as a parenthetical note on the face of your consolidated statements of operations or as a separate line item within such statement. See SAB No. 107, Share-Based Payments, Topic 14.F.

7. Please revise to present both basic and diluted loss per share on the face your consolidated statement of operations as required by ASC 260. In addition, please revise your notes to include the required disclosures under ASC Topic 260-10-50-1(c).

Darren West
Green Automotive Company
September 6, 2013
Page 3

Consolidated Statements of Stockholders' Deficit, page F-6

8. Based on your consolidated statements of the stockholders' deficit, it appears that you include 10,000,000 shares of Series B Preferred Stock issued to GAC Automotive, Services, Inc. ("GAC Auto") within stockholders deficit. However, as GAC Auto is your wholly-owned subsidiary, and such shares have not been issued outside of your consolidated company, it is unclear why this transaction has not been eliminated in the consolidated financial statements. Please revise or advise.

Note 1. Description of Business, page F-9

Newport Coachworks Transaction, page F-10

9. Please disclose the reasons why you have not issued the 5,000,000 closing shares as of December 31, 2012. In particular, we note that such shares were due at the time the transaction closed in October 2012. Please advise.

10. In addition, please tell us how you have reflected the liability for this share issuance in your audited financial statements.

Note 3. Summary of significant accounting policies, page F-11

Impairment of long lived assets, page F-12

11. You indicate that you incurred an impairment charge to goodwill and other intangibles during the year ended December 31, 2012. In this regard, please revise your note to include the required disclosures in ASC 350-20-50-2.

12. You also incurred impairment charges related to licenses and homologation costs during the year ended December 31, 2012. In this regard, please revise your note to include the required disclosures in ASC 350-30-50-3.

Note 4. Acquisitions, page F-17

13. We note your tabular disclosure of the purchase price allocation. However, please separately disclose the purchase price allocation for the Liberty Electric and NCWI acquisitions. Such disclosure should include the amount of goodwill identified for each transaction. In addition, disclose within each table, the total purchase price and describe type of consideration provided to the seller, along with a discussion of your valuation methodology for the consideration provided. Your disclosures should also indicate whether the allocated purchase price for each acquisition is preliminary or final.

14. In addition, please disclose the supplemental pro forma financial data required by ASC Topic 805-10-50-2(h).

Note 10. Equity (As Restated), page F-22

15. The first paragraph of this note indicates that you reached an agreement that FMS should forgive all amounts owed from the Company, including the accrued interest as documented under the individual convertible promissory notes for a total of $1,205,950. However, the second paragraph of note 8 indicates that the amount of the promissory notes totaled $1,139,670. Please advise and revise as appropriate.

Note 13. Subsequent Events, page F-25

16. In the last sentence of the last paragraph of this note you refer to the attached Memorandum Decision and Order. However, it is not clear where you have filed this Memorandum Decision and Order. Please advise.

Note 14. Restatement, page F-26

17. Please expand your disclosures to describe the derivative transactions related to the Series A Convertible Preferred Stock, including the date(s) the preferred stock was issued, the number of preferred shares issued, the derivative instrument identified, the initial value assigned to the derivative liability and the value that should have been recorded.

18. In addition, please revise this note to discuss you restatement for the impairment of goodwill and premature revenue recognition disclosed in your nine months ended September 30, 2012 (and comparative 2011 period) financial statements included in Form 8-K/A filed on August 14, 2013. In this regard, you should clearly indicate that your interim period financial statements were restated for these items. These additional disclosures should provide significant details regarding the restatement adjustments, as well as include restated financial statements for the affected interim quarterly periods.

Exhibit 31 and Exhibit 32 Certifications

19. Please revise your Exhibit 31.1 and Exhibit 32.1 Certifications to indicate that Mr. Fred Luke is the President and also as Chief Executive Officer.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

20. Please revise your June 30, 2013 Quarterly Report on the Form 10-Q to comply with the above comments, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone, Review Accountant, at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief